
March 15, 2021

Michael Rolnick
Chief Executive Officer
Chain Bridge I
100 El Camino Real, Ground Suite
Burlingame, California 94010

> **Re: Chain Bridge I**
> **Draft Registration Statement on Form S-1**
> **Submitted February 16, 2021**
> **CIK No. 0001845149**

Dear Mr. Rolnick:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 16, 2021

Limited payments to insiders, page 29

1.	Quantify the amounts of the payments reflected in the 4th bullet, if known.

Principal Shareholders, page 123

2.	Your disclosure at the bottom of your beneficial ownership table suggests that you have three executive officers and directors. However, your disclosure under "Management" suggests otherwise. Please revise for consistency.

Please contact Nicholas Lamparski at 202-551-4695 or Mara L. Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services